Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 21, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11081
Interest Rate Hedge Portfolio, Series 151
(the “Trust”)
CIK No. 1988509 File No. 333-275066

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.The fourth sentence of “Interest Rate Risk” states, “The Federal Reserve has recently raised interest rates and expects to continue to do so in response to inflation.” Please delete “recently” to be consistent with the Market Risk disclosure above, which notes “. . . the Federal Reserve has raised interest rates and expects to continue to do so . . .”

Response: In accordance with the Staff’s comment, the word “recently” in the fourth sentence of the “Interest Rate Risk” will be removed and the sentence will be replaced in its entirety with the following:

“The Federal Reserve has raised interest rates and may continue to do so in response to inflation.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon